Exhibit 99.11

CONSENT

We hereby consent to the reference to our valuation report in respect of options granted by PC India Holdings Public Company Limited and Elbit Plaza India Real Estate Holding Limited on March 22, 2011, which we prepared for Plaza Centers N.V., appearing in this Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Financial Immunities Dealing Room Ltd.
Financial Immunities Dealing Room Ltd.

Ness Ziona, Israel
March 28, 2012